UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2005

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 002-26821



       A.  Full Title of Plan:
            Brown-Forman Corporation Savings Plan
            for Collectively Bargained Employees

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Registered Public Accounting Firm               2

Financial Statements

 Statement of Net Assets Available for Benefits,
    December 31, 2005 and 2004                                        3

 Statement of Changes in Net Assets Available for Benefits
    Years ended December 31, 2005 and 2004                            4

Notes to Financial Statements                                        5-10

Supplemental Schedule

 Form 5500 Schedule H, Line 4i -
    Schedule of Assets (Held at End of Year), December 31, 2005      11

Signatures                                                           12

Consent of Independent Registered Public Accounting Firm             13

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Brown-Forman Corporation Savings Plan
    for Collectively Bargained Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the Plan) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
    Louisville, Kentucky
    June 29, 2006

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004

                                                Participant Directed
                                           --------------------------------
                                              2005                 2004
                                           -----------          -----------
Investments, at fair value
   Mutual funds                            $ 5,878,290          $ 5,152,715
   Common collective trust fund                319,452              341,972
   Brown-Forman Corporation
    Class B common stock fund                  588,300              309,929
                                           -----------          -----------
                                             6,786,042            5,804,616

Employers' contributions receivable             53,216               56,025
Employees' contributions receivable             38,500               35,621
                                           -----------          -----------
Net assets available for benefits          $ 6,877,758          $ 5,896,262
                                           ===========          ===========

The accompanying notes are an integral part of the financial statements.

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
           Statement of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2005 and 2004


                                                Participant Directed
                                           --------------------------------
                                              2005                 2004
                                           -----------          -----------
Additions
   Contributions
      Employer                             $   213,522          $   212,574
      Employee                                 656,420              649,941
                                           -----------          -----------
                                               869,942              862,515

   Interest income                              19,659               15,328
   Dividend income                              68,529               61,772
   Net appreciation in fair value
    of investments                             499,020              364,039
                                           -----------          -----------
      Total additions                        1,457,150            1,303,654
                                           -----------          -----------

Deductions
   Withdrawals by participants                 449,683              356,341
   Administrative expenses                         690                  599
   Net transfers to other plans                 25,281               24,201
                                           -----------          -----------
      Total deductions                         475,654              381,141

Net increase                                   981,496              922,513

Net assets available for benefits
   Beginning of year                         5,896,262            4,973,749
                                           -----------          -----------

   End of year                             $ 6,877,758          $ 5,896,262
                                           ===========          ===========

The accompanying notes are an integral part of the financial statements.

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
                         Notes to Financial Statements
                           December 31, 2005 and 2004

1.   Description of Plan

     The sponsor of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the Plan), Brown-Forman Corporation (the Company), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Company's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage.

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

     General

     The Plan is a defined contribution plan covering substantially all union hourly employees of the Company at the Louisville Production Operations, Early Times Distillery, and Bluegrass Cooperage Company. An employee becomes eligible to participate in the Plan, including receipt of Company matching contributions, after the completion of twelve consecutive months of employment, provided the employee works a minimum of 1,000 hours within the twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Employees at the Louisville Production Operations or Early Times Distillery may contribute to the Plan an amount of not less than $10 nor more than $150 of their weekly compensation. Employees at the Bluegrass Cooperage Company may contribute to the Plan an amount of not less than 2% nor more than 15% of their annual compensation. Effective January 1, 2006, employees at the Louisville Production Operations and Early Times Distillery who are members of Local Unions 1089 or 320 may contribute between 1% and 50% of their weekly compensation. Employee contributions are not to exceed the
     Section 402(g) of the Internal Revenue Code (the IRC) limitation for the calendar year of $14,000 and $13,000 for 2005 and 2004, respectively. New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions to the Plan until they meet the eligibility requirements to participate in the Plan.

     Effective January 1, 2006, eligible participants of the Local Unions 1089 and 320 who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 50% of the employee's compensation, subject to the limitations of the IRC.

     For employees at the Louisville Production Operations and Early Times Distillery, the Company shall contribute quarterly an amount equal to 50% of the participant's elective deferral for deferral amounts up to an average of $50 per week for each week of said quarter. For employees at the Bluegrass Cooperage Company, the Company's matching contribution is equal to 50% of the participant's elective deferral for the first 3% of the participant's annual compensation. Effective January 1, 2006, for employees at the Louisville Production Operations and Early Times Distillery that are members of Local Unions 1089 or 320, the Company shall contribute quarterly an amount equal to 100% of the participant's elective deferral for the first 3% of deferred compensation and 50% of the next 2% of deferred compensation.

     Each participant's account is credited with the participant's contribution on a semi-monthly basis (on a monthly basis prior to November 15, 2004) and an allocation of (i) the Company's contribution on a quarterly basis, and
     (ii) plan earnings on a daily basis. Effective March 20, 2006, participants that are paid weekly shall have their accounts credited with the participants' contributions on a weekly basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $40,000, or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company.

     Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers several different investment choices, including mutual funds, a money market portfolio, a common collective trust fund, and a Brown-Forman Stock Fund to participants.

     Vesting

     Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.

     Withdrawals

     Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. Prior to March 28, 2005, if the vested account balance was less than $5,000, a lump sum distribution was made. Effective March 28, 2005, if the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and record keeper as defined by the Plan. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant's contribution shall be suspended for six months after the receipt of a hardship distribution.

     Forfeited Accounts

     Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future Company contributions. The forfeited balances totaled $80 and $78 for 2005 and 2004, respectively. Also in 2004, $300 from forfeited nonvested accounts was used to reinstate previously forfeited account balances of re-employed participants and/or reduce company contributions. In 2005, no forfeited nonvested accounts were used to reinstate previously forfeited account balances of re-employed participants and/or reduce company contributions.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common collective trust fund are valued at the net asset value of shares held by the Plan at year end. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component.

     The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

     Payment of Benefits

     Benefits are recorded when paid.

3.   Investments

     The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2005                              2004
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------
       Investments at fair value:
          Fidelity Magellan Fund                 24,230       2,579,091            23,172       2,405,035
          Fidelity Equity-Income Fund            17,020         898,302            15,444         815,159
          Fidelity Growth Company Fund            7,796         496,084             6,369         357,131
          Fidelity Asset Manager                                                   25,057         406,181
          Fidelity Diversified
           International Fund                    17,198         559,635            12,404         355,265
          Managed Income Portfolio                                                341,972         341,972
          Brown-Forman Corporation Class B
           Common Stock Fund                     26,077         588,300            19,443         309,929
          Other investments                     630,201       1,664,630           277,203         813,944
                                                             ----------                        ----------
                                                            $ 6,786,042                       $ 5,804,616
                                                             ==========                        ==========

     During  2005  and  2004,  the  Plan's   investments,   including  gains  on
     investments bought and sold, as well as held during the year, appreciated in value as follows:

                                            2005                2004
                                          ---------          ---------
       Mutual funds                       $ 350,805          $ 353,648
       Brown-Forman Corporation
        Class B common stock                148,215             10,391
                                          ---------          ----------
                                          $ 499,020          $ 364,039
                                          =========          ==========

4.   Tax Status

     The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Certain administrative costs incurred by the Plan are paid by the Company. Administrative expenses of $690 and $599 in 2005 and 2004, respectively, were allocated to participants' accounts.

     Certain participants of the Plan transferred their participation to other defined contribution plans sponsored by the Company. As a result, $25,281 and $24,201 of related plan assets were transferred from the Plan for the years ending December 31, 2005 and 2004, respectively.

     Certain plan investments are units of Brown-Forman Corporation Class B stock. Therefore, these transactions qualify as related party transactions. Purchases of 8,809 units for $174,107, and sales of 2,175 units for $43,952 were made during 2005. Purchases of 6,573 units for $102,089, and sales of 722 units for $10,638 were made during 2004. Dividends of $6,568 and $4,187 were received on Company units for the years ending December 31, 2005 and 2004, respectively.

7.   Risks and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

   Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
                            Plan #016 EIN #61-0143150
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2005


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

Janus Enterprise Fund                  3,436 Mutual Fund Shares            $    143,996
PIMCO Total Return Fund               14,441 Mutual Fund Shares                 151,628
Royce Low Priced Stock Fund            1,620 Mutual Fund Shares                  25,154
Fidelity Magellan Fund*               24,230 Mutual Fund Shares               2,579,091
Fidelity Equity-Income Fund*          17,020 Mutual Fund Shares                 898,302
Fidelity Growth Company Fund*          7,796 Mutual Fund Shares                 496,084
Fidelity Low Priced Stock Fund*        5,307 Mutual Fund Shares                 216,732
Fidelity Diversified
 International Fund*                  17,198 Mutual Fund Shares                 559,635
Fidelity Freedom 2010*                 9,855 Mutual Fund Shares                 138,467
Fidelity Freedom 2020*                 7,712 Mutual Fund Shares                 113,450
Fidelity Freedom 2030*                   183 Mutual Fund Shares                   2,749
Fidelity Freedom 2040*                   195 Mutual Fund Shares                   1,719
Fidelity Freedom 2005*                 3,429 Mutual Fund Shares                  38,135
Fidelity Freedom 2015*                10,441 Mutual Fund Shares                 120,593
Fidelity Freedom 2025*                 5,564 Mutual Fund Shares                  66,550
Fidelity Freedom 2035*                   657 Mutual Fund Shares                   8,031
Fidelity Retirement Money
 Market Portfolio*                   246,286 Mutual Fund Shares                 246,286
Managed Income Portfolio*            319,452 Common collective trust fund
                                             units                              319,452
Spartan U.S. Equity Index
 Fund*                                 1,623 Mutual Fund Shares                  71,688
Brown-Forman Corporation
   Class B Common Stock Fund*         26,077 Class B common stock fund units    588,300
                                                                            -----------
                                                                           $  6,786,042
                                                                            ===========

*Party-in-interest to the Plan


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees has duly caused this report to be signed on behalf of the undersigned thereunto duly authorized.


BROWN-FORMAN CORPORATION SAVINGS PLAN
 FOR COLLECTIVELY BARGAINED EMPLOYEES

BY:



/s/ Bruce Cote
Bruce Cote
Member, Employee Benefits Committee
(Plan Administrator)
Vice President, Director
HR Employee Services
Brown-Forman Corporation


June 29, 2006

                                                                      EXHIBIT

            Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated June 29, 2006 relating to the financial statements and supplemental schedule of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees as of and for the years ended December 31, 2005 and 2004 which appear in this Form 11-K.





/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 29, 2006
                                       13